[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 10, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ASB Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-174527

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join ASB Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective Friday, August 12, 2011, at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Allan D. Jean
Name: Allan D. Jean
Title: Vice President

cc:	Michael Johnson, Securities and Exchange Commission